UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: June 6, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

London, 6 June 2012

CSR plc

Acquisition of Assets

Class 3 Transaction

CSR plc (“CSR”: LSE: CSR.L or the “Company”) today announces that it has acquired from Trident Microsystems, Inc. (“Trident”: NASDAQ: TRID) Trident’s MAP-X™ audio product line (the “MAP-X Business”) for a cash consideration of approximately one million dollars together with the assumption of certain liabilities.

As part of the acquisition, the Company has acquired certain IP-related assets such as patent and technology licences, and trademark rights related to the MAP-X Business and a number of employees that support the MAP-X Business from Trident’s subsidiaries in Taiwan and Germany.

The MAP-X processor delivers HD audio decoding and internet audio streaming for next-generation home audio, audio-video receivers and soundbars. The acquisition complements and strengthens the Company’s current capabilities in its Voice & Music business line.

Enquiries:

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000